[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 4, 2019

Via EDGAR and Courier

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	United Technologies Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed August 15, 2019
File No. 333-232696

Dear Staff of the Division of Corporation Finance:

On behalf of our client, United Technologies Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated August 28, 2019, regarding Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on August 15, 2019.  In connection with this letter responding to the Staff’s comment, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 2.

Amended Form S-4 Filed August 15, 2019

Certain Projected Synergies, page 117

1.	Please revise to explain the difference between gross and net synergies.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 118 of Amendment No. 2.

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1331 or my colleague, Edward J. Lee, at (212) 403-1155.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	Gregory J. Hayes, United Technologies Corporation
Charles D. Gill, United Technologies Corporation
Frank R. Jimenez, Raytheon Company
Clare O’Brien, Shearman & Sterling LLP
Sean Skiffington, Shearman & Sterling LLP